Exhibit 23.1


                          INDEPENDENT AUDITORS' CONSENT


         We consent to the incorporation by reference in this Registration Statement on Form S-8 with respect to an aggregate of 3,000,000 shares of common stock to be issued pursuant to the Genta Incorporated Non-Employee Directors' 1998 Stock Option Plan of our report dated April 15, 1999 with respect to the consolidated financial statements of Genta Incorporated and its subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph which indicates that there are matters that raise substantial doubt about the Company's ability to continue as a going concern) appearing in Genta Incorporated's Annual Report on Form 10-K, as amended, for the year ended December 31, 1998.

/s/ DELOITTE AND TOUCHE, LLP


Boston, Massachusetts
January 4, 2000